TOWER ONE ANNOUNCES CLOSING OF DEFINITIVE AGREEMENT FOR ACQUISITION OF
REMAINING SHARES IN EVOTECH AND SETTLEMENT OF CLAIMS

June 25, 2021 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) announces that the Company has closed an acquisition and settlement agreement (the “Definitive Agreement”) for the purchase from a minority shareholder of shares of the Company’s subsidiary Evolution Technology SA (“Evotech”) which were not already held by the Company and for settlement of claims, previous services, and indemnities provided to the Company and/or Evotech.

In consideration for the closing of the Definitive Agreement, the Company paid US$30,000 in cash and issued an aggregate of 6,300,000 common shares of the Company at a deemed price of C$0.07875 per Share for proceeds of C$496,125.

The shares issued upon closing of the transaction are subject to a statutory hold period of four months and one day from the date of issuance.

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel: +1 917 546 3016
E-mail: info@toweronewireless.com
Website: www.toweronewireless.com

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